Exhibit 99.1

Zeekr Group Announces June 2025 Delivery Update

HANGZHOU, China, July 1, 2025 – ZEEKR Intelligent Technology Holding Limited ("Zeekr Group" or the "Company") (NYSE: ZK), the world's leading premium new energy vehicle group, today announced its delivery results for June 2025.

In June, Zeekr Group delivered a total of 43,012 vehicles across its Zeekr and Lynk & Co brands. Of this total, the Zeekr brand delivered 16,702 vehicles, while Lynk & Co accounted for 26,310 vehicles. This achievement was made possible by the trust and support of 1.99 million cumulative users. Year-to-date, Zeekr Group has delivered 244,877 vehicles, representing a 14.5% growth compared to the same period last year.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain and electric vehicle supply chain. Zeekr Group’s values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com